Exhibit 99.5

WiLAN Board Approves Plan for Normal Course Issuer Bid of Debentures

OTTAWA, Canada – November 11, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that its Board of Directors has approved a Normal Course Issuer Bid (“NCIB”) under which the Company expects to purchase for cancellation up to $11,500,000 worth of its outstanding extendible convertible unsecured subordinated debentures (the "Debentures"), being 5% of the $230,000,000 worth of Debentures as of November 9, 2011, between November 15, 2011 and January 31, 2012.  The Debentures will be purchased through the facilities of TSX and the NCIB is subject to obtaining requisite regulatory approvals.

From September 8, 2011 to October 31, 2011, the average daily trading volume of the Debentures on TSX was $3,208,405 in aggregate principal amount.  The Company may purchase daily up to 25% of the average daily trading volume of the Debentures, being $802,101 in aggregate principal amount, subject to the weekly “block purchase” exemption provided under TSX rules.

On September 8 and 12, 2011, the Company issued CDN $230 million in aggregate principal amount of 6.0% Debentures.  The Company issued these Debentures in connection with its Offer to acquire MOSAID Technologies Incorporated., which expired on November 1, 2011.  As a result of the expiration of the Offer, the maturity date of the Debentures will be January 31, 2012, when the Company will be required to repay in cash the aggregate principal amount of Debentures then outstanding together with accrued and unpaid interest.

The Company will use funds in-hand from the issuance of the Debentures to fund this NCIB.  The NCIB will not affect WiLAN’s net cash balance.  The Company expects that buying back 5% of the Debentures may reduce interest expense on repayment of the Debentures.

About WiLAN
WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

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Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases "expects to purchase”, “expects”, “may reduce” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, (1) the risks described in WiLAN’s August 3, 2011 management’s discussion and analysis of financial condition and results of operations relating to its 3 and 6 months ended June 30, 2011 (the “MD&A”) starting at page 29 of the MD&A and (2) the risks described in WiLAN’s March 1, 2011 annual information form for the year ended December 31, 2011 (the “AIF”) starting at page 13 of the AIF. Copies of each of the MD&A and AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

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For Investor Relations, please contact:

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

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